U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

0-50090

(SEC File Number)

228235107

CUSIP Number

(Check one): Form 10-K [X] Form 20-F  [_] Form 11-K  [_] Form 10-Q [ ]

Form 10-D [_] Form N-SAR [_] Form N-CSR [_]

For Period Ended: December 31, 2012

[_]  Transition Report on Form 10-K

[_]  Transition Report on Form 20-F

[_]  Transition Report on Form 11-K

[  ]  Transition Report on Form 10-Q

   [_]  Transition Report on Form N-SAR

For the Transition Period Ended: December 31, 2012

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

CROWN CITY PICTURES, INC.

(Exact name of registrant as specified in its charter)

(Former Name if Applicable)

1365 N. Courtenay Parkway, Suite A

Address of principal executive office (Street and Number)

Merritt Island, FL 32953

City, state and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ x]    (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ x]     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

  [  ]    (c)

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Form 10-Q Could not be filed within the prescribed time period.

The Registrant is completing a major corporate restructuring which includes the disposition of an operating subsidiary.  As a result of issues related to the completion of the financial operating results of the disposition, Registrant has been unable to complete the preparation and review of its consolidated financial reports for the year in time to file the Annual Report by the original due date.  The financial statements will be completed and the required Form 10-K will be filed within fifteen calendar days of the original due date.  No accountant’s statement or exhibit is required under Rule 12b-25(c).

PART IV-- OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

 John Burke

     321                          452-9091

______________

 _________          _________________

       (Name)                                (Area Code)         (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).              [X] Yes [_] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                       [_] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CROWN CITY PICTURES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Crown City Pictures, Inc.

Date: April 2, 2013

By: /s/ John Burke

Name: John Burke

Principal Accounting Officer

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